Exhibit (j)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 74 to the Registration Statement No. 811-3221 on Form N-1A of Fidelity Charles Street Trust, of our reports each dated November 14, 2003, appearing in the Annual Reports to Shareholders of Fidelity Asset Manager, Fidelity Asset Manager: Aggressive, Fidelity Asset Manger: Growth, Fidelity Asset Manager: Income, and Spartan Investment Grade Bond Fund for the year ended September 30, 2003.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Auditor" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Boston, Massachusetts
November 28, 2003